EXHIBIT 99.1

Vicinity Motor Corp. Enters into Workout Agreement to Develop a Restructuring Plan with Creditors

Vicinity Seeks to Forge Clear Path Forward in Ongoing Discussions with Creditors

VANCOUVER, BC - August 21, 2024 - Vicinity Motor Corp. (NASDAQ:VEV)(TSXV:VMC) (“Vicinity” or the “Company”), a North American supplier of commercial buses and electric vehicles, today announced it has reached an agreement with its secured lenders to execute a workout and financial restructuring plan to address the previously announced demands from Royal Bank of Canada and Export Development Canada (the “Secured Lenders”) in respect of outstanding credit facilities to progress towards financial stability for the Company.

Vicinity and the Secured Lenders have agreed to the terms of the workout for the next 60 days, discussing with the Secured Lenders its revenues, debt structures, and initiatives to reorganize. During this period, the Company will return to limited operations and the Secured Lenders will retain all rights previously asserted. Prior to the conclusion of the workout period, Vicinity expects to have entered into a restructuring plan that may include agreements for payment and creditor rights and protections.

During this period Vicinity will work to preserve the value of its assets, execute in process deliveries, and facilitate technical and parts support programs. The Company will continue to work closely with vendors, customers, and partners during this period as it endeavors to return to normal full operations within the 60-day period.

“We are pleased to announce this support from our creditor partners and the opportunity to further the important role Vicinity plays in the passenger transportation industry and as a leader in Class 3 commercial EV truck manufacturing,” said Brent Phillips, President of Vicinity Motor Corp. “Our strong backlog of fuel neutral bus orders, including clean diesel and electric buses, provides a solid foundation for this workout plan. The market opportunity for Vicinity buses and industry metrics support accelerated development of our energy efficient transit bus product line while the Class 3 commercial truck market continues to develop.”

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (“VMC”) is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and close relationships with world-class manufacturing partners to supply its flagship electric, CNG and clean-diesel Vicinity buses, as well as the VMC 1200 electric truck to the transit and industrial markets. For more information, please visit www.vicinitymotorcorp.com.

Company Contact:

John LaGourgue

VP Corporate Development

604-288-8043

IR@vicinitymotor.com

Investor Relations Contact:

Lucas Zimmerman

MZ Group - MZ North America

949-259-4987

VMC@mzgroup.us

www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the outcome of workout and financial restructuring plans with its Secured Lenders, uncertainties related to economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, the success of Vicinity’s operational strategies, production prospects at Vicinity’s assembly facility in the State of Washington, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.